Registration No. 333-_____
As filed with the Securities and Exchange Commission on February 23, 2007

FORM S-4
SECURITIES AND EXCHANGE COMMISSION
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FIRST PRIORITY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)
Pennsylvania

(State or other jurisdiction of incorporation or organization)
6022

(Primary Standard Industrial Classification Code Number)
20-8420347

(I.R.S. Employer Identification Number)
2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355, (610) 280-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
DAVID E. SPARKS, CHAIRMAN AND CEO
First Priority Financial Corp.
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355
(610) 280-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)
copies to:

JEFFREY P. WALDRON, ESQUIRE
Stevens & Lee, P.C.
620 Freedom Business Center, Suite 200
King of Prussia, Pennsylvania 19406
(610) 205-6028
     Approximate date of commencement of proposed sale of the securities to the public: AS SOON AS PRACTICABLE AFTER EFFECTIVENESS.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of		Proposed maximum	Proposed maximum
securities to be	Amount to be	offering	aggregate offering	Amount of
registered	registered (1)	price per unit	price (2)	registration fee
Common Stock	2,107,500	$10.00 (2)	$21,075,000	$648
Warrants	421,500	$12.50 (3)	$5,268,750	$162

1	Based on the approximate number of shares to be issued in respect of the same number of outstanding shares of common stock and related warrants of First Priority Bank.

2	Pursuant to Rule 457(c), the proposed maximum offering price per share is based on the average of the high and low sales prices of the common stock on February 22, 2007.

3	Pursuant to Rule 457(g), the proposed maximum offering price per share is based on the price at which the warrants may be exercised.

EXPLANATORY NOTE
     The holding company has filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the holding company common stock and related warrants to be issued and exchanged pursuant to a reorganization agreement. This proxy statement and the accompanying notice of annual meeting constitute the prospectus of the holding company filed as part of such registration statement. Upon completion of the holding company reorganization, the holding company will not be required to comply with the periodic reporting requirements under the Securities Exchange Act of 1934 since it will have less than 300 shareholders and an exemption from the provisions of Section 15(d) of the Exchange Act. First Priority Bank is not presently subject to these reporting requirements under the Exchange Act.
First Priority Bank
     The Board of Directors of First Priority Bank has approved the formation of a bank holding company. Through a series of steps, First Priority Bank will become a wholly-owned subsidiary of the bank holding company. The holding company structure will provide First Priority Bank with additional flexibility for structuring acquisitions and also for taking advantage of opportunities under the continually evolving laws governing financial institutions.
     If we complete the holding company formation, shareholders of First Priority Bank will receive one share of common stock of the new holding company, First Priority Financial Corp., for each share of common stock of First Priority Bank that they own and one warrant to acquire common stock of the holding company for every warrant that they own. The conversion of First Priority Bank shares and warrants into shares and warrants of the holding company generally will be tax-free for U.S. federal income tax purposes.
     We are requesting that shareholders of First Priority Bank approve the merger agreement that will result in the holding company formation. Your vote is very important. We have scheduled a meeting of shareholders to consider the holding company formation at the following date, time and place:
April 17, 2007
10:00 a.m.
The Desmond Great Valley Hotel
1 Liberty Boulevard
Malvern, Pennsylvania 19355
     At the meeting, you will also consider the election of three directors for First Priority Bank, the ratification of the appointment of Beard Miller Company LLP as independent registered public accountants for the fiscal year ending December 31, 2007 and a proposal to adjourn the meeting. This document gives you detailed information about the meeting, the proposed holding company formation and the election of First Priority Bank directors.
     The articles of incorporation and bylaws of the holding company are substantially similar to the articles of incorporation and bylaws of First Priority Bank, and contain similar provisions

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that can be considered “antitakeover” in nature to those provisions contained in the articles of incorporation and bylaws of First Priority Bank. These provisions and related issues are described on page 23.
     We, together with the rest of First Priority Bank’s Board of Directors, enthusiastically support the holding company formation and recommend that you vote to approve it.

/s/ David E. Sparks
David E. Sparks
Chairman and Chief Executive Officer

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     These securities are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any governmental agency.

     This proxy statement/prospectus is dated February 23, 2007 and was first mailed to shareholders on [Mailing Date].

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FIRST PRIORITY BANK
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 17, 2007
     We will hold the annual meeting of shareholders of First Priority Bank at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355, on Tuesday, April 17, 2007 at 10:00 a.m. local time.
     The annual meeting is for the following purposes which are more completely described in the accompanying proxy statement/prospectus:
1.	The approval of the reorganization of First Priority Bank into the holding company form of ownership by approving an agreement of reorganization and merger, pursuant to which First Priority Bank will become a wholly-owned subsidiary of a holding company, First Priority Financial Corp., a newly formed Pennsylvania corporation, and each outstanding share of common stock and the related warrants of First Priority Bank will be converted into one share of common stock of the holding company and the related warrants;

2.	The election of three Class II directors of First Priority Bank;

3.	The ratification of the appointment of Beard Miller Company LLP as independent registered public accountants for the fiscal year ending December 31, 2007;

4.	The adjournment of the meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting for a quorum or to approve the holding company reorganization; and

5.	Any other matters as may properly come before the meeting or any adjournment thereof.
     The board of directors of First Priority Bank has fixed the close of business on March 1, 2007 as the record date for determining shareholders entitled to notice of, and to vote at, the annual meeting.

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     Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, we urge you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the meeting but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to attend and vote personally at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Lawrence E. Donato
Lawrence E. Donato
Chief Operating Officer and Secretary
Malvern, Pennsylvania
February 23, 2007

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QUESTIONS AND ANSWERS REGARDING
THE HOLDING COMPANY REORGANIZATION

     THE FOLLOWING QUESTION AND ANSWER SECTION HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE HOLDING COMPANY REORGANIZATION FULLY, WE URGE YOU TO READ CAREFULLY THIS ENTIRE DOCUMENT, INCLUDING THE ATTACHMENTS.
Why is the board proposing the holding company reorganization?
     Your board of directors believes that the holding company reorganization will provide First Priority Bank with greater acquisition, financing, diversification and corporate flexibility. With a holding company, we will have more options for structuring acquisitions, particularly of other financial institutions organized in a holding company structure. In addition, the holding company structure will provide flexibility to address opportunities that may become available under the laws governing financial institutions.
Will the holding company reorganization change the business of First Priority Bank?
     No. The holding company reorganization will not change the current business of First Priority Bank. Following the reorganization, the principal activity of the new holding company, First Priority Financial Corp., will be owning and operating First Priority Bank, which will continue to conduct its current business from its current offices. The principal executive offices of both First Priority Bank and the holding company will be located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355 and their telephone number will be (610) 280-7100.
How will the holding company reorganization affect shareholders?
     If shareholders approve the holding company reorganization, you will receive one share of common stock of the holding company for each share of common stock of First Priority Bank and one warrant to acquire common stock of the holding company for each related warrant which you currently own. Outstanding stock certificates and warrants will no longer represent an interest in stock and warrants of First Priority Bank but will instead represent interests in the stock of the holding company.
     As a result, you will no longer own stock and warrants directly in First Priority Bank but will instead own stock and warrants in the holding company. Your rights will be governed by the holding company’s articles of incorporation and bylaws and the Pennsylvania Business Corporation Law of 1988, as amended, rather than by First Priority Bank’s articles of incorporation and bylaws and the Pennsylvania Banking Code of 1965, as amended. The articles of incorporation and bylaws are essentially the same. For a detailed discussion of the differences in the rights of shareholders, see the disclosure beginning on page 20.

What is the vote required for approval of the holding company reorganization?
     The holding company reorganization must be approved by at least two-thirds of First Priority Bank’s outstanding shares. Your board of directors has unanimously approved the holding company reorganization and recommends that you vote for it as well. Because the vote is based on the total number of shares outstanding rather than the votes cast at the meeting, your failure to vote has the same effect as a vote against the holding company reorganization. As a result, your board of directors recommends that you sign and return your proxy card at your earliest convenience even if you currently plan to attend the meeting. Directors and executive officers of First Priority Bank currently own 465,500 shares of First Priority Bank’s stock, or 22.09% of the shares outstanding, and have indicated their intention to vote for the holding company reorganization.
Is the holding company reorganization subject to any other approvals?
     Yes. The holding company reorganization must also be approved by certain federal and state agencies that regulate bank holding companies and state-chartered banks. In the case of the holding company reorganization, these agencies are the FDIC and the Pennsylvania Department of Banking. We have filed applications for these approvals. We have also provided a required notice to the Board of Governors of the Federal Reserve System.
Do shareholders have the right to dissent from the holding company reorganization?
     Yes. Pennsylvania law provides shareholders of First Priority Bank with the right to dissent from the holding company reorganization, and to demand and receive cash for the “fair value” of their shares of stock and warrants instead of receiving holding company common stock and warrants in the holding company reorganization. In order to assert these dissenters’ rights, shareholders must:
•	file a written notice of intent to dissent with First Priority Bank prior to the shareholder vote at the meeting;

•	not effect any change in the beneficial ownership of shareholder’s shares from the date of such filing continuously, through the effective date of the proposed action;

•	not vote in favor of the reorganization agreement;

•	file a written demand for payment and deposit of the instruments representing their shares and warrants as requested by the notice to demand payment that will be sent by First Priority Bank; and

•	comply with certain other statutory procedures set forth in Pennsylvania law.
If you sign and return your proxy without voting instructions, we will vote your proxy in favor of the holding company reorganization and you will lose any dissenters’ rights that you may have. We have included a copy of the sections of Pennsylvania law addressing dissenters’ rights to this proxy statement/prospectus as Annex D.

     If you do not follow the procedures required by Pennsylvania law, you may lose your dissenters’ rights with respect to the merger. We urge you to read carefully the complete description of dissenters’ rights beginning on page 13 and Annex D to this proxy statement/prospectus.
     The holding company reorganization may not be completed if the number of shares with respect to which dissenters’ rights are exercised would, in the judgment of the board of directors of First Priority Bank, render completion of the reorganization inadvisable.
What are the tax consequences to shareholders?
     We have received an opinion from our attorneys that shareholders generally will not recognize gain or loss for federal income tax purposes for the shares of holding company common stock and related warrants they receive in the holding company reorganization. Our attorneys have issued a legal opinion to this effect, which we have included as an exhibit to the registration statement filed with the Securities and Exchange Commission for the shares and related warrants to be issued in the holding company reorganization. Shareholders should note that the opinion of our attorneys is not binding on the Internal Revenue Service or any state taxing authority. Shareholders who dissent from the holding company reorganization will be taxed on cash received for their shares and related warrants.
Are there any risk factors that we should consider in the holding company reorganization?
     Certain provisions of the holding company’s articles of incorporation and bylaws, as do the articles of incorporation and bylaws of First Priority Bank, may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for the holding company’s common stock, a proxy contest for control of the holding company, the assumption of control of the holding company by a holder of a large block of the holding company’s common stock, and the removal of incumbent management.
     These provisions:
•	Require a supermajority vote of shares with at least 80% of total voting power to approve mergers and similar transactions with a person or entity holding stock with more than 5% or more of the holding company’s total voting power if the transaction is not approved by 80% or more of the members of the board of directors and the affirmative vote of shareholders entitled to cast at least two-thirds of votes which all shareholders are entitled to cast or a majority of the members of the board of directors and the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast. This provision expires on December 1, 2010. Thereafter, the vote required to approve any transactions referred to herein shall be only such vote of the board of directors and shareholders as may then be required by applicable law;

•	Divide the holding company’s board into three classes with each class serving a staggered three-year term;

•	Do not authorize cumulative voting in the election of directors;

•	Make available for issuance 10,000,000 shares of common stock and related warrants, which under certain circumstances could be issued by the board without shareholder approval and result in a dilution of the ownership interests of shareholders;

•	Require nominations for the election of directors be made by the board of directors; and

•	Require a supermajority vote of shareholders of the holding company to amend the holding company’s bylaws and certain provisions of the holding company’s articles of incorporation.
     While your board of directors is not aware of any effort that might be made to obtain control of First Priority Bank, the board believes that it is appropriate to include these provisions to protect the interests of the holding company and its shareholders from non-negotiated takeover attempts which your board of directors might conclude are not in the best interest of the holding company or its shareholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which you might deem to be in your best interests or in which you might receive a substantial premium for your shares over the current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also make it more difficult to remove the current board of directors or management of the holding company. Approval of the holding company reorganization will, in effect, constitute approval of these provisions by shareholders.
Who will serve as management of the holding company?
     The holding company reorganization will not result in a change in management. The executive officers and board of directors of the holding company will consist of essentially the same persons who hold those positions with First Priority Bank, except David E. Sparks will serve as Chairman, President and Chief Executive Officer and Lawrence E. Donato will serve as Chief Financial Officer. Like First Priority Bank, the board of directors of the holding company will be divided into three classes with each class of directors serving a three-year term.
What do I need to do now?
     Just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the meeting to be held on April 17, 2007.
If my shares are held in “street name” by my broker, will my broker vote my shares for me?
     Maybe. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. Without instructions, your shares will not be voted on the reorganization agreement.

Can I change my vote after I have mailed my signed proxy card?
     Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card with a later date. Third, you may vote in person at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.
Should I send in my stock certificates and warrants now?
     No. Shortly after the merger is completed, we will send you written instructions for exchanging your stock certificates and warrants.
Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?
     You should contact:
FIRST PRIORITY BANK
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355
Attn: Lawrence E. Donato, Chief Operating Officer and Secretary
Telephone: (610) 280-7100

THE MEETING
Date, Time and Place
     First Priority Bank will hold the meeting at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355, at 10:00 a.m. local time, on April 17, 2007.
Matters To Be Considered at the Meeting
     At the meeting, holders of First Priority Bank common stock will consider and vote upon:
1.	The approval of the reorganization of First Priority Bank into the holding company form of ownership by approving an agreement of reorganization and merger, pursuant to which First Priority Bank will become a wholly-owned subsidiary of a holding company, First Priority Financial Corp., a newly formed Pennsylvania corporation, and each outstanding share of common stock and the related warrants of First Priority Bank will be converted into one share of common stock and the related warrants of the holding company;

2.	The election of three Class II directors of First Priority Bank;

3.	The ratification of the appointment of Beard Miller Company LLP as independent registered public accountants for the fiscal year ending December 31, 2007;

4.	The adjournment of the meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting for a quorum or to approve the holding company reorganization; and

5.	Any other matters as may properly come before the meeting or any adjournment thereof.
     A vote for approval of the reorganization agreement is a vote for approval of the holding company formation. If the holding company formation is completed, you will receive one share of holding company common stock and one warrant in exchange for each share of First Priority Bank common stock and each warrant that you hold.
Record Date; Stock Entitled to Vote; Quorum
     Only holders of record of First Priority Bank common stock on March 1, 2007 will receive notice of, and can vote at, the meeting. On March 1, 2007, 2,107,500 shares of First Priority Bank common stock and 421,500 warrants were issued and outstanding and held by approximately 140 holders of record.
     A quorum requires the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders of First Priority Bank are entitled to cast on the record date.

     We intend to count the following shares as present at the meeting for the purpose of determining a quorum:
•	shares of First Priority Bank common stock present in person at the meeting but not voting;

•	shares of First Priority Bank common stock represented by proxies on which the shareholder has abstained on any matter; and

•	shares of First Priority Bank common stock represented by proxies from a broker with no indication of how the shares are to be voted.
Votes Required
     Approval of the reorganization agreement and the holding company formation requires the affirmative vote of two-thirds of the outstanding shares of First Priority Bank common stock entitled to vote at the meeting. The approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting. Directors are elected by a plurality of the votes cast at the meeting.
     You have one vote for each share of First Priority Bank common stock that you hold of record on each matter to be considered at the meeting.
     The directors and executive officers of First Priority Bank have agreed to vote all shares of First Priority Bank common stock that they own for approval and adoption of the reorganization agreement. As of the record date for the meeting, directors and executive officers of First Priority Bank and their affiliates beneficially owned and were entitled to vote approximately 465,500 shares of First Priority Bank common stock, which represented approximately 22.09% of the shares of First Priority Bank common stock outstanding on the record date.
Voting of Proxies
     We will vote shares represented by all properly executed proxies received in time for the meeting in the manner specified on each proxy. We will vote properly executed proxies that do not contain voting instructions in favor of the reorganization agreement and in favor of the board’s nominees for election as directors.
     If you abstain from voting on any proposal considered at the meeting, we will not count the abstention as a vote “for” or “against” the reorganization agreement for purposes of the meeting. Under rules relating to how brokers vote shares held in brokerage accounts, brokers who hold your shares in street name cannot give a proxy to vote your shares on the reorganization agreement or the adjournment proposal without receiving specific instructions from you. We will not count these broker non-votes as a vote “for” or “against” the reorganization agreement, or the adjournment proposal for purposes of the meeting. As a result:

•	because approval of the reorganization agreement and the holding company formation requires the affirmative vote of two-thirds of all outstanding shares, abstentions and broker non-votes will have the same effect as a vote against the reorganization agreement; and

•	because the adjournment proposal requires the affirmative vote of a majority of the votes cast at the meeting and because directors are elected by a plurality of the votes cast, abstentions and broker non-votes will not affect the vote on these matters.
Revocability of Proxies
     If you grant a proxy, you may revoke your proxy at any time until it is voted by:
•	delivering a notice of revocation or delivering a later dated proxy to Lawrence E. Donato, Chief Operating Officer and Secretary, First Priority Bank, 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355;

•	submitting a proxy card with a later date; or

•	appearing at the meeting and voting in person.
     Attendance at the meeting will not in and of itself revoke a proxy that you submitted prior to the meeting.
Solicitation of Proxies
     First Priority Bank will bear the cost of the solicitation of proxies from its shareholders.
     First Priority Bank will solicit proxies by mail. In addition, the directors, officers and employees of First Priority Bank may solicit proxies from shareholders by telephone or telegram, in person or any other lawful means. First Priority Bank will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons, and First Priority Bank will reimburse them for reasonable out-of-pocket expenses.
     You should not send in your stock certificates or warrants with your proxy card. As described below under the caption “Exchange Of Stock Certificates” on page 12 you will receive materials for exchanging shares of First Priority Bank common stock and warrants for shares of holding company common stock and warrants shortly after the holding company reorganization is completed.

PROPOSAL I — PROPOSED HOLDING COMPANY REORGANIZATION
Summary
     We are seeking your approval of an agreement of reorganization and merger, dated as of February 20, 2007. The reorganization agreement provides that First Priority Bank will become a wholly-owned subsidiary of First Priority Financial Corp., a Pennsylvania corporation recently formed by First Priority Bank for the purpose of becoming a holding company for First Priority Bank.
     Under the reorganization agreement, each outstanding share of First Priority Bank common stock (other than shares as to which dissenters’ rights are properly exercised) and each outstanding warrant to acquire a share of First Priority Bank will convert automatically into one share of holding company common stock, and one warrant to acquire holding company stock, and the former holders of First Priority Bank common stock and warrants will become the holders of all of the outstanding shares and warrants of holding company common stock. The holding company was incorporated on February 13, 2007, and has no prior operating history. Following the reorganization, First Priority Bank will continue its operations at the same location, with the same management, and subject to all the rights, obligations and liabilities of First Priority Bank existing immediately prior to the reorganization.
Reasons For The Holding Company Reorganization
     Your board of directors believes that the formation of a holding company will provide First Priority Bank with greater flexibility in structuring acquisitions of banks and other companies, allow greater diversification in activities and expand the means by which capital can be raised. Similar to the protections contained in First Priority Bank’s governing documents, various provisions of the holding company’s articles of incorporation and bylaws and of Pennsylvania law will also reduce our vulnerability to attempts to acquire control of our institution against the board’s wishes and help it remain a competitive financial services company.
     Acquisition Flexibility. The holding company structure can be used to facilitate acquisitions of other banks and non-bank organizations. As a state-chartered bank, First Priority Bank is currently prohibited from having another bank as a subsidiary. Consequently, any acquisition of another bank must be structured as a direct merger of that bank with First Priority Bank in which one of the parties will disappear as a separate entity. Any merger must also be approved by two-thirds of outstanding shares. With a holding company, an acquisition may be structured so that the other bank is acquired as a separate subsidiary that can continue to operate under its original name and under the direction of a separate board of directors. The ability to allow an acquired bank to operate with some degree of autonomy may be an important factor in negotiating an acquisition and allows the holding company to take advantage of the acquired bank’s name recognition and goodwill. As a result, the holding company can negotiate acquisitions with greater certainty that the transaction will be completed. Greater acquisition flexibility will, however, also permit the holding company to enter into and facilitate the completion of transactions that may result in a dilution of voting power, book value or earnings per share or provide for other terms which an individual shareholder might consider disadvantageous.
     Financing Flexibility. The holding company structure will allow us to raise capital in ways that are not available to First Priority Bank on a stand-alone basis. For example, the holding company can raise funds through the issuance of debt or trust preferred securities and invest the proceeds in its banking subsidiaries in a manner that will qualify as Tier 1 capital. In this way, capital can be increased at the First Priority Bank level without diluting the percentage ownership interest of current shareholders. Although the holding company will be subject to capital requirements that are similar to those applied to First Priority Bank, bank holding companies are permitted to include a broader range of instruments in capital. For example, bank holding companies may include some cumulative preferred stock in Tier 1 capital while preferred stock will only count as regulatory capital for First Priority Bank if it is non-cumulative.
     Diversification. Bank holding companies are authorized to engage in a variety of non-banking activities that have been determined to be closely-related to banking under the Bank Holding Company Act of 1956. As a result, a bank holding company is permitted to diversify into banking related activities. Although First Priority Bank may establish operating subsidiaries that engage in activities that are incidental or part of the business of banking, the range of pre-approved activities is currently less extensive than that permitted for bank holding companies. Additionally, the Gramm-Leach-Bliley Act of 1999, which significantly changed the landscape for financial institutions and financial services integration in the United States, authorizes a bank holding company to elect status as a “financial holding company” and to conduct a broad array of financial activities, some of which are or will be unavailable to banks not organized in a holding company structure. Insurance underwriting and merchant banking activities are examples of activities which presently must be conducted through subsidiaries of a holding company. The board of directors may under appropriate circumstances consider these activities in the future. In addition, the Federal Reserve Board may in the future authorize additional activities which are financial in nature or complementary to a financial activity and which must be conducted other than through a bank subsidiary. The holding company structure will permit the board of directors maximum flexibility to take advantage of appropriate opportunities in the future.
     Corporate Flexibility. As a state-chartered bank, First Priority Bank is chartered under and governed by the Pennsylvania Banking Code of 1965, as amended. The Pennsylvania Banking Code does not permit the same operating flexibility for state banks as Pennsylvania’s modern corporate statute, which was completely revised in 1988, confers on private corporations. As noted previously, the board of directors of the holding company will be able to approve certain acquisitions of other institutions without the need for incurring the expense of holding a meeting of shareholders. Also, the shareholder voting requirements for approval of matters submitted for a vote are generally lower under Pennsylvania’s corporate statute, which will govern the holding company’s activities, then under the Banking Code. Finally, the holding company structure will make it easier to repurchase shares should the board of directors ever conclude that it would be in the interests of shareholders and the holding company to do so. By incorporating the holding company under Pennsylvania’s modern corporate statute, your board of directors will have greater flexibility to conduct business.

     Enhancement of Independence. Your board of directors believes the formation of a holding company will help First Priority Bank remain a competitive financial services organization. The holding company’s articles of incorporation and bylaws and certain provisions of the Pennsylvania Business Corporation Law also contain provisions that can deter hostile acquisitions of control. These provisions would not prevent a sale of the holding company, but would make it difficult for an acquiror to force a sale of the company without the support of the board of directors.
     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND RECOMMENDS THAT YOU VOTE “FOR” THE REORGANIZATION AGREEMENT.
Reorganization Agreement
     The holding company reorganization will be accomplished under the reorganization agreement, which is attached as Exhibit A to this proxy statement/prospectus. The following discussion is qualified in its entirety by reference to the reorganization agreement which is incorporated into this proxy statement/prospectus by reference. The reorganization agreement was unanimously approved by First Priority Bank’s board of directors on February 20, 2007.
     The holding company is a newly organized Pennsylvania corporation formed by First Priority Bank solely for the purpose of effecting the holding company reorganization. The holding company has no prior operating history. The holding company, First Priority Bank and First Priority Interim Bank, a to-be-formed interim state bank, are all parties to the reorganization agreement.
     The holding company reorganization will be accomplished by the following steps:
•	the incorporation of the holding company under the laws of the Commonwealth of Pennsylvania for the purpose of becoming the sole shareholder of a newly formed interim state bank, and subsequently becoming the sole shareholder of First Priority Bank;

•	the formation of an interim state bank which will be wholly-owned by the holding company; and

•	the merger of First Priority Bank and the interim state bank, with First Priority Bank as the surviving corporation in the merger.
In the merger, all of the issued and outstanding shares of First Priority Bank common stock (other than shares as to which dissenters’ rights are properly exercised) will automatically be converted by operation of law on a one-for-one basis into an equal number of issued and outstanding shares of holding company common stock. Each First Priority Bank warrant will automatically be converted by operation of law into an equal number of holding company warrants.

     After the holding company reorganization, the former holders of First Priority Bank common stock will be the holders of all of the outstanding shares of holding company common stock. Because the holding company will hold all of the issued and outstanding voting stock of First Priority Bank, First Priority Bank may be referred to in this proxy statement/prospectus as a “wholly-owned” subsidiary of the holding company following the holding company reorganization. The holding company has no immediate plans with respect to any future issuance of securities or debt for capital raising purposes.
     After the holding company reorganization, First Priority Bank will continue its existing business and operations as a wholly-owned subsidiary of the holding company. The consolidated capitalization, assets, liabilities, income and financial statements of the holding company immediately following the reorganization will be substantially the same as those of First Priority Bank immediately prior to the reorganization. The articles of incorporation and bylaws of First Priority Bank will continue in effect, and will not be initially affected in any manner by the reorganization. The corporate existence of First Priority Bank will continue unaffected and unimpaired by the holding company reorganization.
Effective Date
     The “effective date” of the holding company reorganization will be the date specified in the certificate to be issued by the Pennsylvania Department of Banking on or prior to the effective date. First Priority Bank and the interim bank will file articles of merger with the Pennsylvania Department of Banking. Upon receipt of approval of the FDIC, the Pennsylvania Department of Banking will forward the articles of merger to the Pennsylvania Department of State. The articles of merger will set forth the effective date, which the parties presently expect will occur shortly after the meeting date. We do not anticipate any significant delay in obtaining required regulatory approvals.
Exchange Of Stock Certificates
     The outstanding stock certificates that presently represent shares of First Priority Bank common stock and the outstanding warrants that represent a right to acquire bank common stock will be deemed automatically to represent the same number of shares and warrants of holding company common stock. You will not be required to immediately exchange your present stock certificates and warrants (bearing the name “First Priority Bank”) for new stock certificates (bearing the name “First Priority Financial Corp.”).
     Upon completion of the holding company reorganization, the holding company will mail you a letter of transmittal and instructions related to the exchange of your certificates and warrants for certificates and warrants representing the number of shares and warrants into which your First Priority Bank common stock and warrants has been converted as a result of the reorganization.
     YOU SHOULD NOT SEND IN YOUR CERTIFICATES OR WARRANTS UNTIL WE NOTIFY YOU TO DO SO.

Dissenters’ Rights
     General
     Under Pennsylvania law, you have the right to dissent from the holding company reorganization and to obtain payment of the “fair value” of your shares of First Priority Bank common stock and warrants in the event we complete the holding company reorganization.
     If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, which is attached to this proxy statement/prospectus as Exhibit D. A discussion of the provisions of the statute is included here. The discussion describes the steps that you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law.
     Send any written notice or demand required concerning your exercise of dissenters’ rights to Lawrence E. Donato, Chief Operating Officer and Secretary, First Priority Bank, 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.
     The term “fair value” means the value of a share of common stock of First Priority Bank immediately before the day of the holding company reorganization taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the reorganization.
     Notice of Intention to Dissent
     If you wish to dissent, you must:
•	prior to the vote of shareholders on the reorganization agreement at the meeting, file a written notice of intention to demand payment of the fair value of your shares of First Priority Bank common stock if the holding company reorganization is completed;

•	make no changes in your beneficial ownership of First Priority Bank common stock from the date you give notice through the day of the merger; and

•	not vote your First Priority Bank common stock for approval of the merger agreement.
Neither a proxy nor a vote against approval of the reorganization agreement is the necessary written notice of intention to dissent.
     Notice to Demand Payment
     If the merger agreement is approved by the required vote of shareholders, we will mail a notice to all dissenters who gave due notice of intention to demand payment and who did not vote for approval of the reorganization agreement. The notice will state where and when you must deliver a written demand for payment and where you must deposit certificates for First

Priority Bank common stock in order to obtain payment. The notice will include a form for demanding payment and a copy of the law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.
     Failure to Comply with Notice to Demand Payment, etc.
     You must take each step in the indicated order and in strict compliance with the statute to keep your dissenters’ rights. If you fail to follow the steps, you will lose the right to dissent and you will receive one share of holding company common stock for each share of First Priority Bank common stock that you hold.
     Payment of Fair Value of Shares
     Promptly after the holding company reorganization, or upon timely receipt of demand for payment if the reorganization already has taken place, we will send dissenting shareholders, who have deposited their stock certificates, the amount that we estimate to be the fair value of First Priority Bank common stock. The remittance or notice will be accompanied by:
•	a closing balance sheet and statement of income of First Priority Bank for a fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements;

•	a statement of our estimate of the fair value of First Priority Bank common stock; and

•	a notice of the right of the dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of the law.
     Estimate by Dissenting Shareholder of Fair Value of Shares
     If a dissenting shareholder believes that the amount stated or remitted is less than the fair value of First Priority Bank common stock, the dissenting shareholder may send an estimate of the fair value of First Priority Bank common stock. If First Priority Bank remits payment of estimated value of a dissenting shareholder’s bank stock and the dissenting shareholder does not file his or her own estimate within 30 days after the mailing by First Priority Bank of its remittance, the dissenting shareholder will be entitled to no more than the amount remitted by First Priority Bank.
     Valuation Proceedings
     If any demands for payment remain unsettled within 60 days after the latest to occur of:
•	the holding company reorganization;

•	timely receipt of any demands for payment; or

•	timely receipt of any estimates by dissenters of the fair value,

then, First Priority Bank may file an application, in the Court of Common Pleas of Chester County, requesting that the court determine the fair value of First Priority Bank common stock. If this happens, all dissenting shareholders, no matter where they reside, whose demands have not been settled, will become parties to the proceeding. In addition, a copy of the application will be delivered to each dissenting shareholder.
     If First Priority Bank were to fail to file the application, then any dissenting shareholder, on behalf of all dissenting shareholders who have made a demand and who have not settled their claim against First Priority Bank, may file an application in the name of First Priority Bank at any time within the 30-day period after the expiration of the 60-day period and request that the Chester County Court determine the fair value of the shares.
     The fair value determined by the Chester County Court may, but need not, equal the dissenting shareholder’s estimates of fair value. If no dissenter files an application, then each dissenting shareholder entitled to do so shall be paid First Priority Bank’s estimates of the fair value of First Priority Bank common stock and no more, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Chester County Court finds fair and equitable.
     Costs and Expenses
     The costs and expenses of any valuation proceedings in the Chester County Court, including the reasonable compensation and expenses of any appraiser appointed by the Court to recommend a decision on the issue of fair value, will be determined by the Court and assessed against First Priority Bank except that any part of the costs and expenses may be apportioned and assessed by the Court against all or any of the dissenting shareholders who are parties and whose action in demanding supplemental payment the Court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.
     The discussion in this section is only a summary of the rights and obligations of dissenting shareholders and is qualified in its entirety by reference to the provisions of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law, which provisions are reproduced and set forth in full in Exhibit D to this proxy statement/prospectus. You should read Exhibit D carefully since if you fail to follow the procedures set forth in Subchapter D of Chapter 15 of Pennsylvania Business Corporation Law, regarding dissenters’ rights, you will waive your appraisal rights. You may wish to consult independent legal counsel before exercising dissenters’ rights.
Tax Consequences
     In the opinion of Stevens & Lee, counsel to First Priority Bank, the following discussion addresses the material United States federal income tax consequences of the acquisition of the outstanding common stock of First Priority Bank by the holding company in exchange for holding company common stock and warrants to acquire holding company common stock pursuant to the reorganization agreement, to the holding company, First Priority Bank, and a First Priority Bank shareholder who (i) is a United States person within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) holds shares of

First Priority Bank common stock and warrants to acquire First Priority Bank common stock solely as capital assets, and (iii) exchanges such shares of First Priority Bank common stock and warrants to acquire First Priority Bank common stock pursuant to the reorganization agreement solely for shares of holding company common stock and warrants to acquire holding company common stock, on a one-for-one basis, respectively. This discussion is based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to First Priority Bank shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to First Priority Bank shareholders subject to special treatment under the Code (including, by way of illustration and without limitation, banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, First Priority Bank shareholders who hold their shares of First Priority Bank common stock or warrants to acquire First Priority Bank common stock as part of a hedge, straddle or conversion transaction, First Priority Bank shareholders who acquired their shares of First Priority Bank common stock or warrants to acquire First Priority Bank common stock pursuant to the exercise of employee stock options or otherwise as compensation, or First Priority Bank shareholders who are not United States persons). In addition, this discussion does not address the tax treatment of cash payments to First Priority Bank shareholders who exercise dissenter’s rights or any aspect of state, local or foreign taxation.
     This discussion is intended to provide general information and should not be construed or relied upon as tax advice. No ruling will be requested from the IRS regarding the tax consequences of the transaction. Moreover, the information provided in this discussion is not binding on the IRS and nothing stated herein would prevent the IRS from challenging the United States federal income tax treatment of the transactions contemplated by the reorganization agreement. Accordingly, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the tax discussion set forth below.
     The material United States federal income tax consequences of the acquisition of the outstanding common stock of First Priority Bank by the holding company in exchange for holding company common stock and warrants to acquire holding company common stock pursuant to the reorganization agreement, to the holding company, First Priority Bank, and a First Priority Bank shareholder described above will be as follows:
•	Neither First Priority Bank nor the holding company will recognize any gain or loss upon the exchange of the holding company common stock for First Priority Bank common stock;

•	You will not recognize any gain or loss upon your exchange of First Priority Bank common stock and warrants to acquire First Priority Bank common stock pursuant to the reorganization agreement solely for shares of holding company common stock and warrants to acquire holding company common stock, on a one-for-one basis, respectively;

•	Each share of holding company common stock that you receive in exchange for a share of First Priority Bank common stock pursuant to the reorganization agreement will have a basis equal to the basis of the share of First Priority Bank common stock surrendered therefor; and each warrant to acquire holding company common stock you receive in exchange for a warrant to acquire First Priority Bank common stock pursuant to the reorganization agreement will have a basis equal to the basis of the warrant to acquire First Priority Bank common stock surrendered therefor;

•	Your holding period for a share of holding company common stock that you receive in exchange for a share of First Priority Bank common stock pursuant to the reorganization agreement will include the holding period of the share of First Priority Bank common stock surrendered therefor; and your holding period for a warrant to acquire holding company common stock you receive in exchange for a warrant to acquire First Priority Bank common stock pursuant to the reorganization agreement will include the holding period of the warrant to acquire First Priority Bank common stock surrendered therefor, provided, in each case, you held your First Priority Bank common stock and warrants to acquire First Priority Bank common stock as capital assets on the date of the exchange.
     The opinion of Stevens & Lee is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization of, various written representations of First Priority Bank and upon certain assumptions and qualifications, including: (i) the assumption that the acquisition by the holding company of the outstanding common stock of First Priority Bank in exchange for holding company common stock and warrants to acquire holding company common stock will be completed in the manner and according to the terms provided in the reorganization agreement; (ii) the assumption that the facts relating to the exchange of shares and warrants as described in this proxy statement/prospectus are true, correct and complete in all material respects, including the representation that the only class of holding company stock that will be issued in the transaction will be holding company voting common stock (i.e., the holding company common stock); (iii) the assumption that First Priority Bank will continue its historic business operations following consummation of the share exchange; and (iv) the assumption that there is no plan or intention by the holding company or any of its affiliates to reacquire any holding company common stock issued in the transaction or to liquidate First Priority Bank following consummation of the transaction. In addition, the opinion is qualified by reference to the statutory, judicial and administrative tax authorities then in effect, the subsequent change of which may have retroactive effect or render the opinion invalid.
     The federal income tax discussion set forth above addresses the material federal income tax consequences to you if you exchange your First Priority Bank common stock and warrants to acquire First Priority Bank common stock solely for holding company common stock and warrants to acquire holding company common stock, respectively. However, this discussion does not address all aspects of federal income taxation which may be relevant to you if you are entitled to special treatment under the Internal Revenue Code, such as trusts, individual retirement accounts, other employee benefit plans, exempt organizations, insurance companies, and shareholders who are not citizens or residents of the United States. Due to the individual nature of tax consequences, you are urged to consult your own tax and financial advisor as to the effect of the federal income tax consequences on your own facts and circumstances and also as to any state, local, foreign or other tax consequences arising out of the holding company reorganization.
     Cash payments made to shareholders who exercise their right to dissent to the share exchange transaction will, in general, be subject to potential United States federal income tax and will be subject to a 28% backup withholding tax under United States federal income tax law unless certain requirements are met. Generally, First Priority Bank will be required to deduct and withhold the tax if: (1) the shareholder fails to furnish a taxpayer identification number to First Priority Bank or fails to certify under penalty of perjury that his or her taxpayer identification number is correct; (2) the IRS notifies First Priority Bank that the taxpayer identification number furnished by the shareholder is incorrect; or (3) the IRS notifies First Priority Bank that the shareholder has failed to report interest, dividends or original issue discount in the past. Any amounts withheld by First Priority Bank in collection of the backup withholding tax will reduce the federal income tax liability of the shareholder from whom such tax was withheld. The TIN of an individual shareholder is that shareholder’s Social Security number.
Consequences under Federal Securities Laws
     The holding company has filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the holding company common stock to be issued and exchanged pursuant to the Plan of Reorganization. This proxy statement and the accompanying notice of annual meeting constitute the prospectus of the holding company filed as part of such registration statement. Upon completion of the holding company reorganization, the holding company will not be required to comply with the periodic reporting requirements under Section 15(d) of the Securities Exchange Act of 1934 because of an available exemption. First Priority Bank is not presently subject to these reporting requirements under the Exchange Act.
     Any filings made by the holding company after the reorganization which are required to be filed with the Securities and Exchange Commission will be available at the Securities and Exchange Commission’s public reference rooms at 100 F Street, NE, Washington DC 20549. The holding company’s filings will also be available on the Securities and Exchange Commission’s internet site at http:\\www.sec.gov.
Conditions to the Holding Company Reorganization
     The reorganization agreement sets forth a number of conditions which must be met before the reorganization will be consummated, including, among others:
•	the approval of the reorganization agreement by the holders of two-thirds of the outstanding shares of First Priority Bank common stock;

•	the number of outstanding shares of First Priority Bank common stock with respect to which dissenters’ rights have been exercised shall not be such as would, in the opinion of the board of directors, render completion of the reorganization inadvisable;

•	the receipt of an opinion of counsel that the reorganization will be treated as a non-taxable transaction under the Internal Revenue Code;

•	the approval of the reorganization by the FDIC and the Pennsylvania Department of Banking and the receipt of all approvals from any other governmental agencies that may be required for completion of the holding company reorganization; and

•	registration of the shares of holding company common stock and warrants to be issued in the reorganization under the Securities Act, to the extent required by applicable law, and the compliance by the holding company with all applicable state securities laws relating to the issuance of the holding company common stock and warrants.
Regulatory Approvals
     Applications to charter the interim state bank and for approval of the reorganization of First Priority Bank and the interim state bank have been filed with the Pennsylvania Department of Banking and the FDIC. The holding company has also filed a notice with the Federal Reserve Board for permission to become a bank holding company.
     In general, the regulators may disapprove this transaction if the reorganization of First Priority Bank into a one-bank holding company would not be consistent with adequate sound banking practices and would not be in the public interest.
     In addition, we cannot complete the reorganization for 15 days from the date of the later approval by the Pennsylvania Department of Banking or the FDIC if there has been no challenge issued by the United States Department of Justice on anti-trust grounds in which case the period of time before which completion may occur may be extended. The reorganization of First Priority Bank into a one-bank holding company cannot proceed in the absence of requisite regulatory approvals. The approval of the Pennsylvania Department of Banking, the FDIC and Federal Reserve Board reflect only the view that the transaction does not contravene the competitive standards of the law and is consistent with regulatory concerns relating to bank management and to the safety and soundness of the subject banking organizations. You should not interpret regulatory approval as an opinion by the Pennsylvania Department of Banking, the FDIC or the Federal Reserve Board that the reorganization is favorable to shareholders. NEITHER THE PENNSYLVANIA DEPARTMENT OF BANKING NOR THE FDIC NOR ANY OTHER AGENCY APPROVAL IS AN ENDORSEMENT OR RECOMMENDATION OF THE HOLDING COMPANY REORGANIZATION.
     There can be no assurance that the Pennsylvania Department of Banking or the FDIC will approve the reorganization, and, if approvals are granted, there can be no assurance as to the grant date of such approvals.
Amendment, Termination Or Waiver
     We may amend or terminate the reorganization agreement if we determine for any reason that such amendment or termination is advisable. Such amendment or termination may occur at any time prior to the effective date of the reorganization, whether before or after shareholder approval of the merger agreement, by the mutual consent in writing of the boards of directors of First Priority Bank, the interim bank and the holding company or by your board of directors only if the reorganization would not be in the best interest of First Priority Bank, its employees, depositors, or shareholders. Additionally, any of the terms or conditions of the reorganization agreement may be waived by the party which is entitled to the benefit of such terms and conditions.
Comparison of Shareholders’ Rights
     As a result of the proposed reorganization, you will become a shareholder in the holding company and your rights in the future will be governed by the Pennsylvania Business Corporation Law of 1988, as amended. As a shareholder of First Priority Bank, your rights are now governed by the Pennsylvania Banking Code of 1965, as amended, and the regulations of the Pennsylvania Department of Banking. The articles of incorporation and bylaws of the holding company are substantially similar to those of First Priority Bank. The articles of incorporation and bylaws of the holding company are attached to this proxy statement/prospectus as Exhibits B and C. You should review them for more detailed information.
     The following table compares your rights as a shareholder and warrant holder of First Priority Bank with your rights as a shareholder and warrant holder of the holding company. This table is qualified by the more detailed information appearing elsewhere in this proxy statement/ prospectus and in the attached exhibits and is not intended to be an exhaustive comparison.

CAPITAL STOCK	FIRST PRIORITY BANK	THE HOLDING COMPANY
(a) COMMON STOCK	Authorized 10,000,000 shares, $1.00 par value; 2,107,500 shares outstanding.	Authorized 10,000,000 shares, $1.00 par value; 2,107,500 shares of common stock expected to be outstanding immediately following the reorganization.

(b) PREFERRED STOCK	Authorized 10,000,000 shares, $100 par value; no shares outstanding.	Same.

(c) WARRANTS	First Priority Bank issued warrants to purchasers of its common stock in its initial offering in the amount of one (1) warrant for each five (5) shares of common stock purchased in the initial offering. The exercise price is $12.50 per share, subject to adjustment.	Same.

(d) VOTING RIGHTS	One vote per share without cumulative voting in election of directors.	Same.

(e) PREEMPTIVE RIGHTS	None.	None.

SHAREHOLDER ACTION

CAPITAL STOCK	FIRST PRIORITY BANK	THE HOLDING COMPANY
(a) MERGERS, CONSOLIDATIONS, LIQUIDATIONS, SALE OF SUBSTANTIALLY ALL ASSETS	Approval by at least 80% of total voting power to approve mergers and similar transactions with a person or entity holding stock with more than 5% or more of the total voting power the transaction is not approved by 80% or more of the members of the board of directors and the affirmative vote of shareholders entitled to cost at least two-thirds of votes which all shareholders are entitled to cast or a majority of the members of the board of directors and the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast. This provision expires on December 1, 2010. Thereafter, the vote required to approve any transactions referred to herein shall be only such vote of the board of directors and shareholders as may then be required by applicable law.	Same.

(b) CALLING SPECIAL SHAREHOLDER MEETINGS	Upon request of a majority of the board of directors, the Chairman of the Board or by shareholders owning not less than one-fifth of the votes entitled to be cast at the meeting.	Same.

(c) AMENDMENT OF ARTICLES OF INCORPORATION (OTHER THAN FOR PURPOSES STATED ABOVE)	Approval by a vote of at least a majority of outstanding shares provided, however, that the provisions related to the prohibition against cumulative voting, approval of certain business combinations and amendments to the articles of incorporation may not be amended unless such amendment is approved by either: (1) the affirmative vote of shareholders entitled to cost at least 80% of all votes which shareholders are entitled to cast, or (2) the affirmative vote of 80% of the members of the board of directors and the affirmative vote of shareholders entitled to cost at least a majority of all votes which shareholders are entitled to cost.	Same.

(d) AMENDMENT OF BYLAWS	Bylaw amendments are expressly and solely granted to and vested in the board of directors, subject to the power of shareholders to change such action by the affirmative vote of shareholders	Same.

CAPITAL STOCK	FIRST PRIORITY BANK	THE HOLDING COMPANY
entitled to cast at least 80% of the votes, except that the bylaws may not be amended to increase the exposure of liability for directors or to decrease the indemnification of directors, officers and others except by the affirmative vote of 80% of the entire board of directors or by the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast.

	The number, qualifications, selection and term of office of directors may only be amended by the vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast.	Same.

(e) CERTAIN RESTRICTIONS ON VOTING RIGHTS	No person or entity holding more than 19.9% of the issued and outstanding shares are entitled to any vote with respect to the shares held in excess of the 19.9% limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as persons acting in concert with, such person or entity. The articles of incorporation authorize the board of directors to make all determinations necessary to implement and apply the 19.9% limit. This prohibition does not apply to the purchase of securities by underwriters in connection with a public offering of such securities by First Priority Bank or by a holder of shares of its capital stock with written consent of the board of directors.	Same.

BOARD OF DIRECTORS

(a) TERM OF DIRECTORS	Directors have staggered three-year terms with approximately one-third of the board standing for election each year.	Same.

(b) REMOVAL OF DIRECTORS	Directors cannot be removed by shareholders without cause. The board of directors may declare vacant the office of a director if that director has been judicially declared incompetent, convicted of a felony, or the director does not accept such office and fulfill other qualifications within 60 days of notice of election or is ineligible for	Same.

CAPITAL STOCK	FIRST PRIORITY BANK	THE HOLDING COMPANY
any reason.

(c) NOMINATIONS FOR DIRECTORS	Nominations for the election of directors may only be made by the board of directors.	Same.
Certain Anti-Takeover Provisions
     The following discussion is a general summary of the provisions of the articles of incorporation and bylaws of the holding company and certain other provisions of Pennsylvania law which may be deemed to have an anti-takeover effect. The description of these provisions is necessarily general and you should refer, in each case, to the articles of incorporation and bylaws of the holding company which are attached as Exhibits B and C and incorporated into this proxy statement/prospectus by reference.
     While your board of directors is not aware of any effort that might be made to obtain control of First Priority Bank, the board of directors believes that it is appropriate to include certain provisions as part of the holding company’s articles of incorporation and bylaws to protect the interests of the holding company and its shareholders from non-negotiated takeover attempts which your board of directors might conclude are not in the best interests of the holding company or its shareholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which you might deem to be in your best interest or in which you might receive a substantial premium for your shares over the current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also make it more difficult to remove the current board of directors or management of the holding company. Because of the possible adverse effect that these provisions may have on First Priority Bank’s shareholders, such discussion and the articles of incorporation and bylaws themselves should be read carefully. Approval of the holding company reorganization will, in effect, constitute approval of these provisions by shareholders.
Provisions of the Holding Company’s Articles of Incorporation and Bylaws
     The following summarizes certain provisions of the holding company’s articles of incorporation and bylaws relating to corporate governance. The provisions described below, which may be deemed to have an anti-takeover effect, are similar to those contained continued in the articles of incorporation and bylaws of First Priority Bank. The description is necessarily general and qualified by reference to the articles of incorporation and bylaws attached as Exhibits B and C, respectively, to this proxy statement/prospectus.
     Election of Directors. The holding company’s articles of incorporation provide, as do the articles of incorporation of First Priority Bank, that the board of directors of the holding company will be divided into three staggered classes, with directors in each class elected for three-year terms. As a result of this provision, it would take two annual elections to replace a majority of the holding company’s board. The bylaws also provide, as do the bylaws of First Priority Bank, that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, will be filled by the board of directors and any director so chosen shall serve until the annual meeting at which the other members of his class must stand for election. Finally, the bylaws provide, as do the bylaws of First Priority Bank, the board of directors with the sole power to nominate directors.
     Absence of Cumulative Voting. The holding company’s articles of incorporation provide, as do the articles of incorporation of First Priority Bank, that shareholders may not cumulate their votes in election of directors. Cumulative voting would permit a shareholder to multiply the number of shares owned by the shareholder by the number of directors to be elected and then to cast the total number of resulting votes for the directors up for election in whatever manner the shareholder deems appropriate. With cumulative voting it is mathematically possible at some share ownership level (depending on the number of directors to be elected and the number of shares voted at the meeting) for a shareholder to be assured that the shareholder can elect at least one director. Without cumulative voting, a shareholder cannot be assured of the ability to elect a director unless the shareholder owns at least a majority of the outstanding shares.
     Procedures for Certain Business Combinations. The holding company’s articles of incorporation require, as do the articles of incorporation of First Priority Bank, the affirmative vote of at least 80% of the outstanding shares of the holding company entitled to be cast and a majority vote of the board of directors in order for the holding company to engage in or enter into certain business combinations with any person, corporation, institution or entity that directly or indirectly owns 5% of the voting stock of the holding company. In order for the holding company to engage in or enter into certain business combinations with any person, corporation, institution or entity that does not directly or indirectly own 5% of the voting stock of the holding company, then either: (i) a vote of 80% of the members of the board of directors and the affirmative vote of shareholders entitled to cast at least two-thirds of the votes which all shareholders are entitled to cast, or (2) a majority vote of the board of directors and the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast, shall be required to approve any such transactions. This provision expires on December 1, 2010. Thereafter, the vote required to approve any transactions referred to herein shall be only such vote of the board of directors and shareholders as may then be required by applicable law.
     Certain Restrictions on Voting Rights. The holding company’s articles of incorporation prohibit, as do the articles of incorporation of First Priority Bank, any person or entity holding more than 19.9% of its issued and outstanding shares from voting shares held in excess of the 19.9% limitation. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as persons acting in concert with, such person or entity. The articles of incorporation authorize the board of directors to make all determinations necessary to implement and apply the 19.9% limit. This prohibition does not apply to the purchase of securities by underwriters in connection with a public offering of such securities by the holding company or by a holder of shares of the holding company’s capital stock with written consent of the board of directors.
     Amendments to Articles of Incorporation. The holding company’s articles of incorporation reserve, as do First Priority Bank’s articles of incorporation, the holding company’s right to amend, alter, change or repeal any provision of the articles of incorporation in the manner prescribed by statute. Provided, however, that the provisions related to the prohibition against cumulative voting, approval of certain business combinations and amendments to the articles of incorporation may not be amended, repealed or altered unless approved by either (1) the affirmative vote of shareholders entitled to cast at least 80% of all votes which shareholders are then entitled to cast, or (2) the affirmative vote of 80% of the members of the board of directors and the affirmative vote of shareholders entitled to cast at least a majority of all votes which shareholders are then entitled to cast.
     Amendments to Bylaws. The Bylaws may only be amended by a majority vote of the board of directors subject always to the power of the shareholders to change such action by an affirmative vote of at least 80% of the votes shareholders are entitled to cast except that the provisions relating to the number of directors, their qualifications, selection and term of office require at least an 80% vote of outstanding shares.
Applicable Provisions of the Pennsylvania Business Corporation Law
     The following summarizes certain provisions of Pennsylvania law that will apply to the holding company following the holding company reorganization.
     Removal of Directors. Pennsylvania law provides that a director of a board of directors classified in respect to the term of office can only be removed for cause. The holding company’s board of directors will be classified into three classes with each class serving three-year terms.
     Restrictions on Call of Special Meetings. Under Pennsylvania law, a special meeting of shareholders may be called at any time by the board of directors, by such officers or other persons as may be provided in the bylaws and, unless otherwise provided in the articles of incorporation, by shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting. The holding company’s articles of incorporation do not grant shareholders the right to call special meetings of shareholders.
     Director Fiduciary Duty. Pennsylvania law as it relates to the statutory duties and responsibilities of directors provides:
•	that directors can consider a number of the factors and groups (including shareholders) in determining whether a certain action is in the best interests of the corporation;

•	that directors need not consider the interests of any particular group as dominant or controlling;

•	directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

•	that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•	that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.
     Pennsylvania law also explicitly provides that the fiduciary duty of directors does not require directors to:
•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•	render inapplicable or make determinations under, provisions of the Pennsylvania Business Corporation Law of 1988, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•	act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.
     One of the effects of these provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the holding company’s board of directors in a potential change in control context. Pennsylvania case law appears to grant directors wide latitude to reject or refuse to consider potential or proposed acquisitions of the corporation.
Purpose and Takeover Defensive Effects of Charter Provisions and Pennsylvania Law
     We believe that the provisions described above are prudent and will reduce the holding company’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by our board of directors. We believe these provisions are in the best interest of the holding company and its shareholders. In our judgment, the board will be in the best position to determine the true value of the holding company and to negotiate more effectively for what may be in the best interest of our shareholders. Accordingly, we believe that it is in the best interest of the holding company and our shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the holding company and which is in the best interest of all shareholders.
     Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the holding company and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the holding company’s assets.
     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders.
     Despite our belief as to the benefits of shareholders of these provisions, the provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the holding company’s board, but pursuant to which shareholders may receive a premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the holding company’s board of directors and management more difficult.
Business of the Holding Company and First Priority Bank
     General
     Upon the completion of the reorganization, First Priority Bank will become a wholly-owned subsidiary of the holding company, and you will become a shareholder and a warrant holder of the holding company with the same ownership interest in the holding company as you presently hold in First Priority Bank.
     Immediately after completion of the reorganization, the holding company will not engage in any business activity other than to hold all of the stock of First Priority Bank. The holding company does not presently have any arrangements or agreements regarding any acquisition or merger opportunities. However, management has, in the normal course of business, engaged in general discussions regarding potential business opportunities in the wealth management business. It is anticipated that the holding company may pursue other investment opportunities, including possible diversification through acquisitions and mergers.
     First Priority Bank is a state-chartered commercial banking institution which was incorporated under the laws of the Commonwealth of Pennsylvania on November 14, 2005. First Priority Bank’s deposits are insured by the FDIC. As of December 31, 2006, First Priority Bank had total assets of $105.7 million, total deposits of $64.4 million and total shareholders’ equity of $17.6 million.
     First Priority Bank’s administrative headquarters and full service main office are located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355; the main telephone number is (610) 280-7100.

     Regulation
     Set forth below is a brief description of certain laws that relate to the regulation of First Priority Bank and First Priority Financial Corp. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.
     First Priority Bank
     First Priority Bank operates in a highly regulated industry. This regulation and supervision establishes a comprehensive framework of activities in which a bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors and not shareholders of First Priority Bank or the holding company. First Priority Bank is subject to extensive regulation and examination by the Pennsylvania Department of Banking and the FDIC. First Priority Bank’s deposit accounts are insured up to the maximum legal limits by the FDIC. First Priority Bank is not a member of the Federal Reserve System.
     Federal and state banking laws regulate many aspects of First Priority Bank’s business including, but not limited to, capital requirements, amount of reserves for deposits, loans and investments First Priority Bank may make, acceptable collateral that may be taken and consumer protection laws.
     First Priority Bank is subject in the course of its activities to a growing number of federal, state and local environmental laws and regulations. First Priority Bank does not anticipate that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings or on the competitive position of First Priority Bank.
     Any change in applicable statutory and regulatory requirements, whether by the Pennsylvania Department of Banking, the FDIC or the United States Congress, could have a material adverse impact on First Priority Bank and its operations. The adoption of regulations or the enactment of laws that restrict the operations of First Priority Bank or impose burdensome requirements upon it could reduce its profitability and could impair the value of First Priority Bank’s franchise, which could hurt the trading price of the holding company’s stock.
     On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Securities and Exchange Commission has promulgated certain regulations under the Sarbanes-Oxley Act of 2002 and will continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Sarbanes-Oxley Act of 2002. The passage of the Sarbanes-Oxley Act of 2002 and the regulations implemented by the Securities and Exchange Commission subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure. The holding company, like First Priority Bank, will not be subject to the Sarbanes-Oxley Act of 2002 and corresponding regulation, however, in the event that the holding company becomes subject to the Sarbanes-Oxley Act of 2002 in the future, the holding company would incur expenses along with First Priority Bank.
     As a Pennsylvania state-chartered commercial bank, First Priority Bank is subject to the regulation, supervision, and control of the Pennsylvania Department of Banking. As an FDIC insured institution, First Priority Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Pennsylvania Department of Banking affect virtually all activities of First Priority Bank, including the minimum level of capital First Priority Bank must maintain, the ability of First Priority Bank to pay dividends, the ability of First Priority Bank to expand through new branches or acquisitions and various other matters.
     Insurance of Deposits. First Priority Bank’s deposits are insured by the FDIC up to the maximum amount permitted for all banks. The FDIC has a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums. based on capital and supervisory measures. Under the risk-related premium schedule effective January 1, 2007, the FDIC assigns each depository institution to one of four risk groups based on capital levels and other supervisory standards, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Institutions that meet the definition of “well-capitalized” and otherwise have no supervisory issues would be grouped in the category that pays the lowest deposit insurance rates. As of December 31, 2006, First Priority Bank was well-capitalized for purposes of calculating insurance assessments, and was in the lowest risk assessment group.
     The prior 2006 insurance fund assessment rates ranged for those institutions with the least risk went from zero to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. First Priority Bank was in the lowest risk category of institutions that previously paid nothing for deposit insurance. As a result of the Federal Deposit Insurance Reform Act of 2005, beginning January 1, 2007, all institutions in the lowest risk group will pay a minimum of $0.05 to $0.07 per $100 of deposits. First Priority remains in the lowest risk category under current regulations. Institutions in higher risk groups will pay up to $0.43 per $100 of deposits.
     In addition to insurance assessments, all banks are subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Commercial banks and thrifts are subject to the same assessment for Financing Corporation bonds. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for First Priority Bank (and all other banks) for the first quarter of 2007 is an annual rate of $0.0122 for each $100 of deposits.
     In February 2006, deposit insurance modernization legislation was enacted. The new law merges the Bank Insurance Fund and the Savings Association Insurance Fund into a single Deposit Insurance Fund, increases deposit insurance coverage for IRAs to $250,000, provides for the future increase of deposit insurance on all accounts by indexing the coverage to the rate of inflation, authorizes the FDIC to set the reserve ratio of the combined Deposit Insurance Fund at a level between 1.15% and 1.50%, and permits the FDIC to establish assessments to be paid by insured banks to maintain the minimum ratios. New deposit insurance assessment rates will not be known until the FDIC conducts extensive research and issues new assessment rates. While the possible assessment rates are unknown, the FDIC has stated that it expects that all banks will be assessed some amount for deposit insurance based upon present expectations. Banks in existence prior to 1996 will receive a partial credit for past deposit insurance premiums paid, but the amount of the credit for a specific bank will not be known until new regulations implementing the assessments and the credits are adopted.

     Capital Adequacy Guidelines. First Priority Bank is subject to risk-based capital guidelines promulgated by the FDIC that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under the guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.
     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be “Tier I Capital,” consisting of common shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder (“Tier II Capital”) may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier II capital less reciprocal holdings of other banking organization, capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC (determined on a case-by-case basis or as a matter of policy after formal rule-making).
     In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier I capital (leverage) ratio, under which a bank must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. As a condition to the FDIC’s approval of First Priority Bank’s initial application for deposit insurance, First Priority Bank is required to maintain the Tier 1 capital to assets leverage ratio at not less than 8% throughout the first three years of operation. This condition will remain in effect through November 14, 2008. This is a customary condition imposed on all de novo banks.
     At December 31, 2006, First Priority Bank had the requisite capital levels to qualify as “well capitalized.”
     First Priority Financial Corp.
     The holding company is required to obtain prior approval of the Federal Reserve Board before acquiring control, directly or indirectly, of more than five percent of the voting shares or substantially all of the assets of any institution, including another bank.
     A bank holding company is prohibited from engaging in or acquiring direct or indirect control of more than five percent of the voting shares of any company engaged in non-banking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto. In making this determination, the Federal Reserve Board considers whether these activities offer benefits to the public that outweigh any possible adverse effects.

     Further, under the Bank Holding Company Act and the Federal Reserve Board’s regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called “anti-tie-in” provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, its bank holding company or any subsidiary of its bank holding company.
     The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by bank holding companies with consolidated assets of $150 million or more. For bank holding companies with less than $150 million in consolidated assets, the Federal Reserve Board applies the guidelines on a bank-only basis unless the bank holding company has publicly held debt securities or is engaged in non-bank activities involving significant leverage.
     The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and state non-member banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to “risk-weighted” assets.
     The regulations require bank holding companies to maintain a minimum leverage ratio of “Tier 1 capital” to total assets of 3.0%. Tier 1 capital is the sum of common shareholders’ equity, certain perpetual preferred stock (which must be noncumulative with respect to banks), including any related surplus, and minority interests in consolidated subsidiaries; minus all intangible assets (other than certain purchased mortgage servicing rights and purchased credit card receivables), identified losses and investments in certain subsidiaries. Although setting a minimum 3.0% leverage ratio, the capital regulations state that only the strongest bank holding companies, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near such minimum level of capital. All other bank holding companies are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization’s capital adequacy by its primary regulator. Any bank holding companies experiencing or anticipating significant growth would be expected to maintain capital well above the minimum levels. In addition, the Federal Reserve Board has indicated that whenever appropriate, and in particular when a bank holding company is undertaking expansion, seeking to engage in new activities or otherwise facing unusual or abnormal risks, it will consider, on a case-by-case basis, the level of an organization’s ratio of tangible Tier 1 capital to total assets in making an overall assessment of capital.
     In addition to the leverage ratio, the regulations of the Federal Reserve Board require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8.0% of which at least four percentage points must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of 20 years or more and certain other capital instruments. The includable amount of Tier 2 capital cannot exceed the institution’s Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank’s investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks and certain other deductions. The risk-based capital regulations assign balance sheet assets and the credit equivalent amounts of certain off-balance sheet items to one of four broad risk weight categories. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category based principally on the degree of credit risk associated with the obligor. The sum of these weighted values equals the bank holding company’s risk-weighted assets.
     Transactions between banks and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity which controls, is controlled by or is under common control with the bank. In a holding company context, the parent holding company of a bank (such as the holding company) and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.
     The restrictions contained in Section 22(h) of the Federal Reserve Act apply to loans by banks to executive officers, directors and principal shareholders (such as the holding company). Section 22(h) requires that loans to directors, executive officers and greater than 10% shareholders be made on terms substantially the same as offered in comparable transactions to other persons. Under Section 22(h), loans to an executive officer and to a greater than 10% shareholder of a bank (18% in the case of institutions located in an area with less than 30,000 in population), and certain affiliated entities of either, may not exceed together with all other outstanding loans to such person and affiliated entities the bank’s loan-to-one borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% shareholders of a bank, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the association with any “interested” director not participating in the voting. The Federal Reserve Board has prescribed the loan amount (which includes all other outstanding loans to such person), as to which such prior board of directors approval is required, to be the greater of $25,000 or 5% of capital and surplus (up to $500,000).
     Properties
     The holding company does not own any real estate and currently does not expect to own any real estate in the future.
     The principal banking office and executive offices of First Priority Bank are located in an office building located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

First Priority Bank leases space in this office building, which consists of approximately 8,900 square feet.
     First Priority Bank has received approval to open a branch office at 1200 Broadcasting Road, Wyomissing, PA 19610. First Priority Bank leases space in this office building, which consists of approximately 3,300 square feet. First Priority Bank intends to open the branch office in the first quarter of 2007.
     Legal Proceedings
     The holding company has not, since its organization, been a party to any legal proceedings.
     Although First Priority Bank from time to time is involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which it is a party or to which its property is subject.
     Employees
     At the present time, the holding company does not intend to employ any persons other than its current management of First Priority Bank. It will utilize First Priority Bank’s support staff from time to time and reimburse First Priority Bank for the time of its employees. If the holding company acquires other banks or pursues other lines of business, at such time it may hire additional employees.
     At December 31, 2006, First Priority Bank had 25 full-time and 2 part-time employees.
     Competition
     First Priority Bank competes with other financial institutions for deposit and loan business. Competitors include other commercial banks, savings banks, savings and loan associations, insurance companies, securities brokerage firms, credit unions, financial companies, mutual funds, money market funds, and certain government agencies. Financial institutions compete mostly on the quality of services rendered, interest rates offered on deposit accounts, interest charged on loans, service charges, the convenience of banking facilities, location and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.
     Many of these competitors are significantly larger than First Priority Bank and have significantly greater financial resources, personnel and locations from which to conduct business. In addition, First Priority Bank is subject to regulation while certain competitors are not. Non-regulated companies face relatively few barriers for entry into the financial services industry.
     First Priority Bank’s larger competitors have greater name recognition and greater financial resources than First Priority Bank to finance wide-ranging advertising campaigns. First Priority Bank utilizes media advertising, directors’ referrals and employee calling programs to attract prospective customers. First Priority Bank competes for business principally on the basis of high quality, personal service to customers, customer access to the bank’s decision-makers and competitive interest rates and fees. First Priority Bank strives to provide the best possible access to its banking services by exploring innovative delivery vehicles, such as Internet banking and commercial deposit courier service. As a small, independent, community-based bank, First Priority Bank has hired high quality experienced employees seeking greater responsibility than may be granted by a larger employer and the ability to provide better service from a smaller, more responsive bank.
     First Priority Bank believes that it is able to compete favorably with its competitors because it provides responsive personalized services through management’s knowledge and awareness of its market area, customers and businesses.
     Management
     Directors. The holding company’s articles of incorporation provide that the board of directors will consist of not less than five nor more than twenty-five members. The board of directors presently consists of ten members who are be divided into three classes. Directors are elected for staggered terms of three years so that approximately one-third of the directors are elected each year. The directors of the holding company are, and upon completion of the holding company reorganization will continue to be, the same persons who are at present the directors of First Priority Bank.
     The directors of First Priority Bank and their proposed classes as directors of the holding company are listed below:

NAME	CLASS	TERM TO EXPIRE

Vincent P. Small, Jr.	I	2008

David E. Sparks	I	2008

William L. Wetty	I	2008

John K. Desmond, Jr.	II	2009

Mary Ann Messmer	II	2009

Scott J. Tarte	II	2009

Richard M. Wesselt	II	2009

Lawrence E. Donato	III	2010

Alan P. Novak	III	2010

Mel A. Shaftel	III	2010
     For information regarding the principal occupation and business experience of the directors for the past five years, see “Proposal II — Election of Directors.”
     Executive Officers. The executive officers of the holding company are, and upon completion of the reorganization will be, the following persons, each of whom is an officer with First Priority Bank: The positions at the holdings company will be:

NAME	POSITION

David E. Sparks	Chairman, President and Chief Executive Officer

Lawrence E. Donato	Chief Financial Officer
     For information regarding the principal occupation and business experience for the past five years of the executive officers, see “Proposal II — Election of Directors.”
     Executive Compensation. Since the formation of the holding company, none of its executive officers or directors has received any remuneration from the holding company. It is expected that unless and until the holding company becomes actively involved in additional businesses, no separate compensation will be paid to its directors and officers in addition to compensation paid to them by First Priority Bank. The holding company may, however, determine that such separate compensation is appropriate in the future. At the present time, the holding company does not intend to employ any persons other than its present management. If the holding company acquires other businesses, it may at such time hire additional employees.
Limitation of Liability and Indemnification of Directors and Officers
     The holding company’s articles of incorporation include provisions that limit the scope of personal liability of its directors and officers to the corporation or the shareholders for monetary damages for breach of certain fiduciary duties. The provisions are designed to encourage qualified individuals to serve as directors and officers.
     The provisions, however, will not relieve a director or officer from liability if the director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
Indemnification of Directors and Officers
     The holding company’s bylaws provide that it must to the fullest extent permitted by law, indemnify its officers and directors who are or were a party, or are threatened to be made a party, to any threatened, pending or completed action or proceeding by reason of the fact that they were or are directors or officers of the corporation, or are serving in certain capacities with respect to other companies at the corporation’s request, against expenses, judgments, fines, penalties and settlement amounts that they incur in connection with such action or proceeding.
Description Of Holding Company Capital Stock
     The holding company is authorized to issue 10,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $100 par value per share. The holding company currently expects to issue up to 2,107,500 shares of holding company common stock in the holding company reorganization. Each share of common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock.
     Voting Rights. The holders of the holding company common stock will possess exclusive voting rights in the holding company, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of holding company common stock will be entitled to only one vote for each share held of record on all matters submitted to a vote of holders of the holding company common stock and will not be permitted to cumulate their votes in elections of the holding company’s directors.
     Liquidation. In the unlikely event of the complete liquidation or dissolution of the holding company, the holders of the common stock will be entitled to receive all assets of the holding company available for distribution in cash or in kind, after payment or provision for payment of (1) all debts and liabilities of the holding company; (2) any accrued dividend claims; and (3) liquidation preferences of any preferred stock which may be issued in the future.
     Dividends. From time to time, dividends may be declared and paid to the holders of the holding company common stock, who will share equally in any such dividends.
     Other Characteristics. Holders of the holding company common stock will not have preemptive rights with respect to any additional shares of the common stock which may be issued. Therefore, the board of directors may sell shares of capital stock of the holding company without first offering such shares to existing shareholders of the holding company. The common stock is not subject to call for redemption, and the outstanding shares of common stock when issued and upon receipt by the holding company of the full purchase price therefor will be fully paid and non-assessable.
     Registrar and Transfer Agent. First Priority Bank will act as Registrar and Transfer Agent for the holding company’s common stock.
Description of Holding Company Warrants
     The holding company intends to exchange holding company warrants for all outstanding First Priority Bank warrants. In connection with its initial offering, First Priority Bank issued one (1) warrant for each five (5) shares of bank common stock purchased. The holding company will issue warrants in exchange for these warrants which will have identical terms and conditions. The exercise price will be $12.50 per share of holding company common stock, subject to adjustment. The holding company currently expects to issue up to 421,500 warrants to acquire holding company common stock in the holding company reorganization. Upon exercise of a warrant, the purchased holding company common stock will have the same relative rights as, and will be identical in all respects with, each other share of holding company common stock.
Accounting Treatment
     The reorganization will be accounted for as a reorganization under common control and the assets, liabilities and shareholders’ equity of First Priority Bank immediately prior to the organization will be carried forward on either separate or consolidated financial statements of First Priority Bank and the holding company after the reorganization at the amounts carried on their respective books at the effective date of the reorganization. Therefore, the consolidated capitalization, assets, liabilities, income and other financial data of the holding company immediately following the reorganization will be substantially the same as those of First Priority Bank immediately prior to the reorganization, and, after the reorganization, will be shown in the holding company’s consolidated financial statements at First Priority Bank’s historical recorded values. Because the reorganization will not result in a change in such financial statements, this proxy statement/prospectus does not include financial statements of First Priority Bank or the holding company.
Legal Opinion
     The validity of the shares of the holding company common stock issuable upon consummation of the reorganization will be passed upon by Stevens & Lee, P.C., Valley Forge, Pennsylvania.
Recommendation of Board of Directors
     The board of directors recommends that you vote “FOR” the approval of the reorganization agreement.
PROPOSAL II — ELECTION OF DIRECTORS
Nominees for Election as Directors
     First Priority Bank’s bylaws specify that the board of directors will consist of not less than five nor more than twenty-five members as fixed from time to time by resolution of a majority of the full board of directors. The board of directors is divided into three classes, as nearly equal in number as possible, and known as Class I, Class II and Class III. The Class II directors elected at this meeting will serve for three-years terms. The Class I and Class III directors will continue to serve for two and one years, respectively, in order to complete their three-year terms.
     The board of directors has unanimously nominated Lawrence E. Donato, Alan P. Novak and Mel A. Shaftel for election as Class II directors of First Priority Bank. Each of the nominees has consented to being named in this proxy statement/prospectus and to serve if elected. If any of the nominees becomes unable to accept nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the board of directors. First Priority Bank’s management, however, has no present reason to believe that any nominee listed will be unable to serve as a director, if elected.
     The board of directors has affirmatively determined that all of First Priority Bank’s directors are independent within the meaning of the NASD’s listing standards except David E. Sparks, Lawrence E. Donato and Mary Ann Messmer, who are each employees of the Bank. The board determined that a lending relationship resulting from a loan made by First Priority Bank to a director would not affect the determination of independence if the loan complies with Regulation O under the federal banking laws. The board also determined that maintaining with First Priority Bank a deposit or similar account by a director or any of the director’s affiliates would not affect the determination of independence if the account is maintained on the same terms and conditions as those available to similarly situated customers.
     The following table sets forth certain information concerning (i) the nominees for election as Class II directors of First Priority Bank, (ii) the continuing Class I and Class III directors of First Priority Bank, (iii) each executive officer of First Priority Bank and (iv) all First

Priority Bank directors and executive officers as a group, including their beneficial ownership of shares of First Priority Bank common stock as of the record date.

			Amount of
	Principal		Beneficial		Percent of Common
Name	Business Occupation	Director Since	Ownership(1)		Stock (2)

NOMINEES AS CLASS II
DIRECTORS TO SERVE
UNTIL 2007

Lawrence E. Donato, Chief Operating Officer (Age 58)	Chief Operating Officer of First Priority Bank since November 14, 2005. Organizing director of First Priority Bank. Chief Executive Officer of Fiserv Securities, Inc. from 1998 until 2003.	2005	91,200	(4)(5)	4.30%

Alan P. Novak (Age 57)	Elected to Board of Directors of First Priority Bank in March, 2006. Attorney with Conrad, O’Brien, Gellman and Rohn since 1994. President of Novak Strategic Advisors since 2001. Chairman, Republican State Committee of Pennsylvania from 1996 to 2005.	2006	6,000	(5)	0.28%

Mel A. Shaftel (Age 63)	Chairman of the Compensation Committee of First Priority Bank. Organizing director of First Priority Bank. A private investor since 2004. Managing Director of Rosetta Group, an investment management and	2005	73,200	(3)(5)	3.45%

			Amount of
	Principal		Beneficial		Percent of Common
Name	Business Occupation	Director Since	Ownership(1)		Stock (2)

	financial advisory firm, from 1998 through 2003. Member of the Board of Directors of Millennium Bank from 1998 until 2004. Retired Vice Chairman of Lehman Brothers.

CONTINUING AS CLASS III DIRECTORS TO SERVE UNTIL 2008

Vincent P. Small, Jr. (Age 63)	Chairman of the Audit Committee of First Priority Bank. Organizing director of First Priority Bank. Private investor and a CPA and business consultant. Retired Partner from PricewaterhouseCoopers effective October 1, 1999. Member of the board of directors of Millennium Bank from 2002 to 2004. Member of the board of directors of Harleysville National Corporation from 2004 to 2005.	2005	37,200	(3)	1.76%

David E. Sparks, Chairman and Chief Executive Officer (Age 62)	Chairman & Chief Executive Officer of First Priority Bank since November 14, 2005. Organizing director of First Priority Bank. Chairman and Chief Executive Officer of Millennium Bank from	2005	181,200	(4)(5)	8.48%

			Amount of
	Principal		Beneficial		Percent of Common
Name	Business Occupation	Director Since	Ownership(1)		Stock (2)

	1998 to 2004.

William L. Wetty (62)	Private investor. Organizing director of First Priority Bank. Former founder, owner, president and CEO of A&L Handles, Inc., Pottstown, PA until his retirement in 2002.	2005	73,200	(3)(5)	3.45%

CONTINUING AS CLASS I DIRECTORS TO SERVE UNTIL 2009

John K. Desmond, Jr. (Age 82)	Chairman of the Nominating Committee of the board of directors of First Priority Bank. Organizing director of First Priority Bank. Owner and operator, The Desmond Great Valley Hotel, Malvern, PA and The Desmond Hotel, Albany, NY. President and CEO: Philadelphia Furniture Manufacturing Company, Salamanco, NY; Powerline Communications, Burlington, VT; and Design & Supply Company, Chalfont, PA. Trustee of American Helicopter Museum and Education Center, West Chester, PA. Member of the board of directors of Millennium Bank from	2005	60,000	(3)(5)	2.83%

			Amount of
	Principal		Beneficial		Percent of Common
Name	Business Occupation	Director Since	Ownership(1)		Stock (2)

	1999 until 2004.

Mary Ann Messmer, President & Chief Lending Officer (Age 52)	President and Chief Lending Officer First Priority Bank since November 14, 2005. Became a member of First Priority Bank’s organizing team February, 2005. Vice President of Nova Savings Bank from June, 2004 until January, 2005. Senior Vice President and Head of Private Banking Millennium Bank from 1999 until 2004.	2005	15,000	(4)(5)	0.71%

Scott J. Tarte (Age 44)	Elected to board of directors of First Priority Bank in December, 2005. Chief Executive Officer of Sparks Exhibits & Environments since 2001, Philadelphia, PA. Vice Chairman of Sparks Marketing Group. Consultant for American Express Corporation from 1999 to 2001.	2005	30,000	(3)	1.42%

Richard M. Wesselt (Age 40)	Owner and President of Wesselt Capital Group, Norristown, PA since 1996.	2005	60,000	(3)	2.83%

All Directors, executive officers and management as a group (13 persons)	N/A	N/A	682,800	(5)	30.74%

(1)	The table reflects data supplied by each director and executive officer. “Beneficial ownership” means the direct or indirect power to exercise, solely or on a shared basis, voting or dispositive power with respect to the shares listed and includes shares which the director or executive officer has the right to acquire upon the vesting of outstanding stock options. The table includes warrants to acquire common stock of First Priority Bank. Under the terms of the Bank’s Offering Memorandum, dated April 25, 2005, (the “Offering”) one warrant to purchase one share of common stock of First Priority Bank at a price of $12.50 at any time up to five (5) years from date of issuance (November 24, 2010) were issued for every five (5) shares of common stock purchased in connection with the Offering.

(2)	Percentage calculations for each individual take into account both the shares owned by the individual, outright and beneficially, as well as which the director or executive officer has the right to acquire upon the exercise of vested options or warrants. As of the date of this proxy statement/prospectus, the number of shares represented by warrants which have been granted to all directors, executive officers and management as a group totaled 113,800 shares.

(3)	Excludes a total of 9,000 options granted during 2005 to each non-employee director (except Mr. Novak) under First Priority Bank’s 2005 Stock Compensation Program (2005 Option Plan). Under the 2005 Option Plan 450,000 options may be granted to directors and employees of the Bank. The 2005 Plan consists of two tranches. Options granted in the first tranche were issued in 2005 to directors and Bank employees instrumental to the organization of the Bank. All options granted in the first tranche of the 2005 Option Plan were granted at an exercise price of $10.00 per share and vest in four years (December 22, 2009) and terminate ten years from the date of grant (December 22, 2015). Options granted in the second tranche will be granted after 2005. Mr. Novak was granted 9,000 options from the second tranche at an exercise price of $10.00 per share. Options issued to Mr. Novak vest in four years (March 23, 2010) from the date of grant and terminate ten years from the date of grant (March 23, 2016). The Bank does not intend to grant any additional options from the second tranche to any director or First Priority Bank employee who received options from the first tranche.

(4)	Excludes the following number of options granted during 2005 under the first tranche of the 2005 Option Plan: Mr. Sparks — 59,000 stock options; Ms. Messmer — 44,000 stock options; Mr. Donato — 44,000 stock options. Options granted are at an exercise price of $10.00 per share, vest on the fourth anniversary of the grant date (December 22, 2009)and terminate ten years from the date of grant (December 22, 2015).

(5)	Mr. Desmond’s beneficial ownership includes 10,000 shares of common stock held by Mr. Desmond’s son of which Mr. Desmond does not exercise voting or investment power. Ms. Messmer’s beneficial ownership includes 5,000 shares of common stock held jointly with her husband and 5,000 shares held in the name of her husband. Mr. Donato’s beneficial ownership includes 75,000 shares of common stock owned jointly with his wife and 1,000 shares of common stock owned by his children of which Mr. Donato does not exercise voting and investment power. Mr. Novak’s beneficial ownership includes 5,000 shares of common stock owned by a limited partnership of which Mr. Novak is a limited partner and does not exercise voting and investment power. Mr. Shaftel’s beneficial ownership includes 5,000 shares of common stock owned by a trust in which Mr. Shaftel shares voting and investment power. Mr. Sparks’ beneficial ownership includes 75,000 shares of common stock owned by his wife and 2,000 shares of common stock owned by his children of which Mr. Sparks does not exercise voting and investment power. Mr. Wetty’s beneficial ownership includes 61,000 shares of common stock owned jointly with his wife.
Board Meetings and Committees
     The board of directors held eight meetings in 2006. The board of directors maintains an Audit Committee, a Compensation Committee, and a Nominating Committee. The Audit Committee, which consists of all non-management directors with Director Small as Chairman, met four times during 2006. The Compensation Committee, which consists of all non-management directors with Director Shaftel as Chairman, also met three times during 2006 and once during 2005. The Nominating Committee consists of Directors Desmond (Chairman), Shaftel, Small and Wetty and met once during 2006. Mr. Sparks serves as an ex-officio member of the Compensation and Nominating Committees. During 2006, all directors attended at least 75% of the aggregate number of Board meetings and meetings of committees on which each director served.
Director Compensation
     Directors did not receive cash compensation for their services during 2006. However, non-management directors (other than Mr. Novak) each received 10,000 stock options under First Priority Bank’s 2005 Option Plan to purchase shares of First Priority Bank’s common stock at an exercise price of $10.00 per share. All options granted vest after four years from date of grant (December 22, 2009). Mr. Novak, who became a member of the Board of Directors on March 7, 2006, was granted 10,000 options at an exercise price of $10.00 per share under tranche II of the 2005 Option Plan on March 23, 2006. Options granted to Mr. Novak vest in four years from date of grant (March 23, 2010).
     On December 14, 2006, each member of the board of directors of First Priority Bank voluntarily agreed to cancel 1,000 stock options that were previously granted under First Priority Bank’s 2005 Option Plan in order to ensure the availability of stock options for current and future employees.

Executive Officer Compensation
     The following table displays summary compensation information for the executive officers of First Priority Bank for 2005 and 2006.
SUMMARY COMPENSATION TABLE

			Securities
		Annual	Underlying Stock		Other
Name & Position	Year	Compensation(1)	Options(2)		Compensation(4)

David E. Sparks,	2006	$100,000	—		$6,000
Chairman and Chief	2005	$36,615	60,000	(3)	$575
Executive Officer

Mary Ann Messmer,	2006	$150,000	—		$7,800
President and Chief	2005	$131,923	45,000	(3)	$26,250
Lending Officer

Lawrence E. Donato,	2006	$150,000	—		$6,000
Chief Operating	2005	$55,023	45,000	(3)	$575
Officer

(1)	Effective January 1, 2007, First Priority Bank’s compensation committee approved an increase in compensation for Mr. Sparks to $175,000. In 2007, Ms. Messmer and Mr. Donato are being compensated at an annual rate of $150,000 each.

(2)	Includes the stock options granted to executive officers under the first tranche of the 2005 Option Plan. Stock option grants vest in four years from the date of grant (December 22, 2009) and terminate in ten years (December 22, 2015) from the date of grant. Options granted may be exercised for one share of First Priority Bank common stock at an exercise price of $10.00 per share.

(3)	On December 14, 2006, each member of the board of directors of First Priority Bank agreed to cancel 1,000 stock options that were previously granted under First Priority Bank’s 2005 Option Plan in order to ensure the availability of stock options for current and future employees. For this reason, Mr. Sparks, Ms. Messmer and Mr. Donato presently have 59,000, 44,000 and 44,000 stock options, respectively.

(4)	Includes for Messers Sparks and Donato a car allowance for both years for business use of their vehicles. Included in other compensation for Ms. Messmer is a car allowance for business use of her vehicle of $7,800 in 2006 and $6,250 in 2005 and $20,000 awarded as a signing inducement in 2005.

Change in Control Agreements
     All members of executive management have entered into a change in control agreement with First Priority Bank. The change in control agreements provide for the receipt of a lump-sum cash payment in the event that the individual’s employment is terminated involuntarily or he or she resigns for specified events of “good reason” following a change in control of First Priority Bank. The cash payment would be in an amount equal to two times the sum of (i) the individual’s highest base salary for the year of termination or the immediately preceding two calendar years, and (ii) the highest bonus paid to the executive by First Priority Bank with respect to one of the two calendar years immediately preceding the year of termination. The executive would also receive a cash payment in lieu of continued pension, welfare and other benefits, including health insurance.
Certain Relationships and Related Transactions
     Certain directors and executive officers of First Priority Bank, and their associates, were customers of and had transactions with First Priority Bank in the ordinary course of business during the fiscal year ended December 31, 2006. Similar transactions may be expected to take place in the future. Such transactions included the purchase of certificates of deposit and extensions of credit in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risks of collectibility or present other unfavorable features. It is expected that any other transactions with directors and officers and their associates in the future will be conducted on the same basis. The amount of extensions of credit outstanding since January 1, 2006, to directors, officers, principal shareholders and any associate of such persons, did not exceed the lesser of $5.0 million or 10% of First Priority Bank’s equity capital. The aggregate extensions of credit to all such persons, as a group, did not exceed 20% of First Priority Bank’s equity during such period.
Beneficial Ownership of Common Stock
     The following table sets forth, as of February 22, 2007, certain information as to the common stock beneficially owned by all persons owning more than 5% of the common stock of First Priority Bank.

	Common Stock Beneficially Owned (1)
		Percent of Shares
Name and Address	Amount and Nature	of Common Stock
of Beneficial Owner	of Beneficial Ownership	Outstanding

Starboard Fund for New Bancs, LP	249,600	11.61%
200 West Adams Street Martin Fiascone, General Partner Suite 1015 Chicago, IL 60606

David E. Sparks	181,200 (2)	8.48%
2 West Liberty Blvd Malvern, PA 19355

	Common Stock Beneficially Owned (1)
		Percent of Shares
Name and Address	Amount and Nature	of Common Stock
of Beneficial Owner	of Beneficial Ownership	Outstanding

Conwell Limited Partnership	144,000	6.67%
Jerome S. Goodman, General Partner 131-A-Gaither Drive Mount Laurel, NJ 08054

Wellington Limited Partnership	66,000	3.12%
Jerome S. Goodman, General Partner 131-A-Gaither Drive Mount Laurel, NJ 08054

Conestoga Management Company	120,000	5.64%
103 Foulk Rd. Suite 205-18 Wilmington, DE 19803

PRB Investors, LP	120,000	5.64%
600 Third Ave 17th Floor New York, N.Y. 10016

(1)	Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares. Also includes shares the holder has the right to acquire within sixty (60) days and therefore amounts shown include immediately exercisable warrants to acquire First Priority Bank common stock.

(2)	Excludes options to acquire 59,000 shares which have not yet vested.
Report of the Compensation Committee
     The Compensation Committee of the board of directors met three times during 2006 to review and make decisions concerning executive compensation at First Priority Bank and to grant options under First Priority Bank’s 2005 Stock Compensation Plan. The compensation philosophy is to maintain internal pay equity among employees and to maintain total pay equity within the external marketplace. A major component of this philosophy is to emphasize variable compensation. Stock options granted in 2005 represent a significant component of the overall compensation of the individual executive.

Mel A. Shaftel, Chairman	Scott J. Tarte
John K. Desmond, Jr.	Richard M. Wesselt
Alan P. Novak	William L. Wetty
Vincent P. Small, Jr.
Report of Audit Committee
     The Audit Committee met four times in 2006. The committee engaged Beard Miller Company LLP as the independent accountants for First Priority Bank for the fiscal year ended

December 31, 2006. The Audit Committee of the Board of Directors is composed of all non-management directors.
     The Audit Committee met in January, 2006 to adopt a written charter. The Audit Committee reviewed the audited financial statements of First Priority Bank for the fiscal year ended December 31, 2006, and discussed them with management and First Priority Bank’s independent accountants, Beard Miller Company LLP. The Audit Committee also discussed with the independent accountants the matters required by U.S. Statement of Auditing Standards SAS No. 61, as amended regarding the independence of the auditors.
     The Audit Committee has received from the independent accountants the written disclosures and letter required by the U.S. Independence Standards Board No. 1 and the Audit Committee has discussed with the accountants their independence from First Priority Bank and Management.
Vincent P. Small, Jr., Chairman
John K. Desmond, Jr.
Alan P. Novak
Mel A. Shaftel
Scott J. Tarte
Richard M. Wesselt
William L. Wetty
     Recommendation of the Board of Directors
     The board of directors recommends that you vote “FOR” the election of its nominees for Class II directors.
PROPOSAL III — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     Beard Miller Company LLP has audited First Priority Bank’s financial statements for the fiscal year ended December 31, 2006, and the reports on such financial statements appear in the Annual Report to Shareholders that accompanies this proxy statement/prospectus. Beard Miller Company LLP has been selected by the Audit Committee to perform an examination of the consolidated financial statements of First Priority for the year ending December 31, 2007, such appointment to continue at the pleasure of the Audit Committee and to be presented to the shareholders for ratification.
     Representatives of Beard Miller Company LLP are expected to be present at the annual meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.
     The Board of Directors unanimously recommends a vote FOR the ratification of Beard Miller Company LLP as First Priority Bank’s independent registered public accounting firm.

Fees of Independent Auditors
     The following table sets forth the aggregate fees billed to First Priority Bank for the fiscal years ended December 31, 2006, and December 31, 2005, by Beard Miller Company LLP.

December 31, 2006

Audit Fees	$33,856
Audit-Related Fees	$4,565
Tax Fees	$9,446
All Other Fees	$0

December 31, 2005

Audit Fees	$25,528
Audit-Related Fees	$0
Tax Fees	$0
All Other Fees	$0
     Audit fees included the audit of First Priority Bank’s annual financial statements.
     Audit-related fees included services relating to accounting consultations.
     Tax fees consist of tax compliance, including tax return preparation services, planning, research and advice.
PROPOSAL IV — ADJOURNMENT
     In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the holding company reorganization at the time of the meeting, such proposal could not be approved unless the meeting is adjourned in order to permit further solicitation of proxies. In order to allow proxies which have been received by First Priority Bank at the time of the applicable meeting to be voted for such adjournment, if necessary, First Priority Bank has submitted the question of adjournment under such circumstances to its shareholders as separate matter for their consideration.
     The board of directors of First Priority Bank recommends that shareholders vote their proxies in favor of the adjournment proposal so that their proxies may be used for such purposes in the event it becomes necessary. Properly executed proxies will be voted in favor of the adjournment proposal unless otherwise indicated thereon. If it is necessary to adjourn the meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the meeting.

SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING
     The 2008 Annual Meeting is expected to be held on or about April 15, 2008. A shareholder desiring to submit a proposal for consideration, or nominate a person for election as a director, at the 2008 Annual Meeting must provide written notice to the Corporate Secretary, containing the information required by Rule 14a-8 of the Securities Exchange Act of 1934, no later than February 1, 2008.
FINANCIAL STATEMENTS
     The audited financial statements of First Priority Bank for the fiscal year ended December 31, 2006, prepared in conformity with generally accepted accounting principles, are included in the Annual Report to Shareholders which accompanies this proxy statement/prospectus. No financial statements of the holding company are presented in this proxy statement/prospectus because the holding company currently has no significant assets or liabilities. In addition, no pro forma consolidated financial statements of the holding company are included herein since such statements would reflect no material differences from the statements of First Priority Bank.
OTHER MATTERS
     The Board of Directors is not aware of any other matters to be presented at the meeting. If any other matter properly comes before the meeting requiring a vote of the shareholders it is the intention of the persons names in the accompanying proxy to vote the shares represented thereby on such matters in accordance with their best judgment.
     First Priority Bank’s Annual Report to Shareholders for the year ended December 31, 2006, accompanies this proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS

LAWRENCE E. DONATO
Chief Operating Officer and Secretary

Malvern, Pennsylvania

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
     The bylaws of First Priority Financial Corp. provide for (1) the indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (2) the elimination of a director’s liability for monetary damages, to the fullest extent permitted by Pennsylvania law.
     Directors and officers will also be insured against certain liabilities for their actions, as such, by an insurance policy to be obtained by First Priority Financial Corp.
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     The exhibits and financial statement schedules filed as part of this Registration Statement are as follows:
     (a) Exhibits
     The following is a list and index of the exhibits filed with this Registration Statement.

Exhibit
Number	Description of Document
2	Agreement and Plan of Reorganization dated February 20, 2007(attached as Exhibit A to the Proxy Statement/Prospectus filed as part of this registration statement).

3.1	Articles of Incorporation of First Priority Financial Corp. (attached as Exhibit B to the Proxy Statement/Prospectus filed as part of this registration statement).

3.2	Bylaws of First Priority Financial Corp. (attached as Exhibit C to the Proxy Statement/Prospectus filed as part of this registration statement).

5	Opinion of Stevens & Lee, P.C. regarding legality of securities.

8	Form of Tax Opinion of Stevens & Lee, P.C.

23	Consents of Stevens & Lee, P.C. (contained in its opinions filed as Exhibits 5 and 8).

24	Power of Attorney of Directors and Officers (included in signature page).

99	Form of proxy to be mailed to shareholders of First Priority Bank.
     (b) Financial Statement Schedules
     Not applicable.
     (c) Report or Appraisal
     Not applicable.
ITEM 22. UNDERTAKINGS
     (a) Rule 415 Offering. The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement
     (b) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (c) Registration on Form S-4 of Securities Offered for Resale.
          (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
          (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, Commonwealth of Pennsylvania, on February 20, 2007.

FIRST PRIORITY FINANCIAL CORP.
Date: February 20, 2007	By:
David E. Sparks,
Chairman, President and Chief Executive Officer (Duly Authorized Representative)

     Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David E. Sparks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2007
Lawrence E. Donato	Chief Financial Officers and Director (Principal Financial and Accounting Officer)	February 20, 2007
Vincent P. Small, Jr.	Director	February 20, 2007
William L. Wetty	Director	February 20, 2007
John K. Desmond, Jr.	Director	February 20, 2007
Mary Ann Messmer	Director	February 20, 2007

Signature	Title	Date
Scott J. Tarte	Director	February 20, 2007
Richard M. Wesselt	Director	February 20, 2007
Alan P. Novak	Director	February 20, 2007
Mel A. Shaftel	Director	February 20, 2007